

02007361

SO 3/5/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42430



RECEIVED FEB 25 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

C. P. BAKER SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 CONGRESS STREET #301
(No. and Street)

BOSTON	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER P. BAKER 617-439-0770
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIBERFARB & SUSSMAN CERTIFIED ACCOUNTANTS
(Name — *if individual, state last, first, middle name*)

11 VANDERBILT AVENUE	NORWOOD	MA	02062
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KJ 3/19

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER P. BAKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. P. BAKER SECURITIES, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature 2/8/02

PRESIDENT

Title



Notary Public 2/8/02

My Commission Expires April 12, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.P. BAKER SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2001

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

To the Board of Directors of
C.P. Baker Securities, Inc.

We have audited the accompanying statement of financial condition of C.P. Baker Securities, Inc. as of December 31, 2001 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.P. Baker Securities, Inc., as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


Liberfarb & Sussman

Norwood, Massachusetts
January 23, 2002

C.P. BAKER SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$	99,273
Deposits with clearing organizations		52,642
Receivable from broker-dealers and clearing organizations		15,338
Other assets		1,219
	$	168,472

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payable to broker-dealers and clearing organizations	$	2,016
Income taxes payable		31,000
Accounts payable, accrued expenses, and other liabilities		9,036
		42,052
Stockholder's equity:		
Common stock, $.01 par value, 250,000 shares authorized, 6,230 shares issued and outstanding		62
Additional paid-in capital		52,341
Retained earnings		74,017
Total Stockholder's Equity		126,420
	$	168,472

The accompanying notes are an integral part of these financial statements.

C.P. BAKER SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2001

Revenues:	
Commissions	$ 678,746
Other income	11,946
Interest and dividends	2,742
	693,434
Expenses:	
Floor brokerage, exchange and clearance fees	162,023
Communications and data processing	16,236
Other expenses	410,158
	588,417
Income before income taxes	105,017
Provision for income taxes	31,000
Net income	$ 74,017

The accompanying notes are an integral part of these financial statements.

C.P. BAKER SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2001	$ -	$ -	$ -	$ -
Additions of capital	62	52,341		52,403
Net Income			74,017	74,017
Balance at December 31, 2001	$ 62	$ 52,341	$ 74,017	$ 126,420

The accompanying notes are an integral part of these financial statements.

C.P. BAKER SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net Income	$ 74,017
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in Deposits with clearing organizations	(52,642)
Increase in Receivable from broker-dealers	(15,338)
Increase in Other assets	(1,219)
Increase in Payable to broker-dealers and clearing organizations	2,016
Increase in Accounts payable, accrued expenses	9,036
Increase in Income taxes payable	31,000
Total adjustments	(27,147)
Net cash from operating activities	46,870
Cash flows from investing activities	
None	-
Cash flows from financing activities	
Proceeds from issuance of stock	52,403
Net increase in cash	99,273
Cash at January 1, 2001	-
Cash at December 31, 2001	$ 99,273

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

C.P. BAKER SECURITIES, INC.

Notes To Financial Statements

For the Year Ended December 31, 2001

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company was incorporated in Delaware on January 19, 2001. The Company is a wholly owned subsidiary of C.P. Baker & Co., Ltd. It conducts its broker/dealer business with customers through another broker/dealer on a fully disclosed basis.

Income Taxes:

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for net operating loss and tax credit carryforwards, measured by enacted tax rates for years in which taxes are expected to be paid or recovered.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $125,201 at December 31, 2001, which exceeded required net capital of $5,000 by $120,201. The ratio of aggregate indebtedness to net capital at December 31, 2001 was 33.59%.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company rents office space, shares telephone service, and receives consulting services from a related party, C. P. Baker & Co., Ltd. The related party charged $371,431 for these services for the fiscal year ending December 31, 2001. At December 31, 2001 the Company owed $658 to the related party. The Company is owned 100% by the related party, thus operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 4 – CONTINGENT LIABILITIES

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5 – INCOME TAXES

Deferred income taxes (benefits) are provided for temporary differences that exist between tax and financial statement, as well as for net operating loss carryforwards.

Income tax expense (benefit) consisted of the following:

Taxes currently payable:	
State	$ 10,000
Federal	21,000
Income tax expense (benfit)	$ 31,000

NOTE 6 – ADDITIONAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$	0
Income Taxes	$	0

C.P. BAKER SECURITIES, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED 12-31-01

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors of
C.P. Baker Securities, Inc.

We have audited the accompanying financial statements of C.P. Baker Securities, Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated January 23, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Norwood, Massachusetts
January 23, 2002

SCHEDULE I
C.P. BAKER SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

Aggregate indebtedness:	
Payable to broker-dealers and clearing organizations	$ 2,016
Income taxes payable	31,000
Accounts payable, accrued expenses	9,036
Total aggregate indebtedness	$ 42,052
Net captial:	
Common stock	$ 62
Additional paid-in capital	52,341
Retained earnings	74,017
	126,420
Adjustments to net capital:	
Other assets	(1,219)
Net capital, as defined	$ 125,201
Net capital requirment	$ 5,000
Net capital in excess of requirements	$ 105,201
Ratio of aggregate indebtedness to net capital	33.59%
Reconciliation with the Company's computation (included in Part II of Form X-17A-5) as of December 31, 2001	
Net capital, as reported in the Company's Part II A (unaudited)	
Focus report	$ 126,001
Net audit adjustments	(800)
Increase in non-allowables and haircuts	-
Net capital per above	$ 125,201

The accompanying notes are an integral part of these financial statements.

SCHEDULE II

C.P. BAKER SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2001

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

C.P. BAKER SECURITIES, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2001

The company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

C.P. BAKER SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1944

DECEMBER 31, 2001

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report on Internal Control Required by Rule 17a-5

To the Board of Directors of
C.P. Baker Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of C.P. Baker Securities,Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements

in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations on internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Liberfarb & Sussman
Norwood, Massachusetts
January 23, 2002